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                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 7)

                            CAPITOL BANCORP LTD.
                          ------------------------
                              (Name of Issuer)

                         COMMON STOCK, NO PAR VALUE
                       ------------------------------
                       (Title of Class of Securities)

                                 14056D 10 5
                                 -----------
                               (CUSIP Number)



Check the following box if a fee is being paid with     [ ]
this Statement:

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.


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(1)  Name(s) of Reporting Person(s) and Social Security or Internal Revenue
     Service Identification Number:

                               JOSEPH D. REID
                               --------------
                                 ###-##-####
                                 -----------
                           Social Security Number


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(2)  Check the Appropriate Box if a Member of a Group (see Instructions):

     (a)        [ ]

     (b)        [ ]



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(3) SEC Use Only:


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(4) Citizenship or Place of Organization:

                          United States of America

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Number of Shares Beneficially owned by each Reporting Person with:


                (5)             Sole Voting Power:         542,975

                (6)             Shared Voting Power:       432,246

                (7)             Sole Dispositive Power:    542,975

                (8)             Shared Dispositive Power:  432,246


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(9) Aggregate Amount Beneficially Owned by Each Reporting Person:

                                   975,221

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(10) Check if the Aggregate Amount in Row (9) excludes certain shares:  [ ]

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(11) Percent of Class Represented by Amount in Row (9):

                                   17.2 %
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(12) Type of Reporting Person:

                                     IN

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                              END OF COVER PAGE


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                                  Item 1(a)


Name of Issuer:         Capitol Bancorp Ltd.

                                  Item 1(b)

Address of Issuer's Principal Executive Offices:

                200 Washington Square North; Suite 440
                Lansing, Michigan  48933

                                  Item 2(a)

Name of Person Filing:  Joseph D. Reid

                                  Item 2(b)

Address of Principal Business           200 Washington Square North
Office or, if none, Residence           Suite 440
Address:                                Lansing, Michigan  48933

                                  Item 2(c)

Citizenship:    United States of America

                                  Item 2(d)

Title of Class of Securities:           Common Stock, No Par Value

                                  Item 2(e)


CUSIP No.:      14056D 10 5

                                  Item 3

Not Applicable

                                  Item 4

Ownership

(a)     Amount Beneficially Owned:

        975,221 (of which number 456,996 represent shares the person filing has a right to acquire).


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(b)     Percent of Class:

        17.2 % (assumes exercise of the person filing's rights to acquire, but no other rights to acquire).

(c)     Number of Shares as to which such person has:

        (i)   Sole power to vote or to direct the vote:          542,975

        (ii)  Shared power to vote or to direct the vote:        432,246

        (iii) Sole power to dispose or to direct the
              disposition of:                                    542,975

        (iv)  Shared power to dispose or to direct
              the disposition of:                                432,246

                                   Item 5

Not applicable.

                                   Item 6

Not applicable.

                                   Item 7

Not applicable.

                                   Item 8

Not applicable.

                                   Item 9

Not applicable.

                                   Item 10

Not applicable.

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Certification.


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                  Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date February 9, 1998
                                             ----------------

                                        Signature: /s/ JOSEPH D REID
                                                   -----------------

                                        Name: Joseph D. Reid
                                              --------------


     Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See: 18USC1001)